Exhibit 12

Pall Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands, except ratios)

	Fiscal Year Ended
	July 31, 2010	July 31, 2009	July 31, 2008	July 31, 2007	July 31, 2006
Determination of Earnings:
Earnings before income taxes	$327,721	$270,786	$325,555	$260,529	$203,230
Fixed charges	31,335	47,887	61,210	65,392	48,601
Amortization of capitalized interest	218	246	342	476	735
Capitalized interest	(225)	(489)	-	-	-
Total earnings as defined	$359,049	$318,430	$387,107	$326,397	$252,566

Determination of Fixed Charges:
Interest Expense (*)	$19,910	$36,864	$50,937	$56,837	$40,323
Rents (**)	11,200	10,534	10,273	8,555	8,278
Capitalized interest	225	489	-	-	-
Total fixed charges	$31,335	$47,887	$61,210	$65,392	$48,601

Computation of Ratio of Earnings to
Fixed Charges	11.5	6.6	6.3	5.0	5.2

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness
(**)	Rents included in the computation consist of one-third of rental expense.